FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 July 30, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F     X              Form 40-F __
                     -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                          No     X
               ------                      ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                          No     X
               ------                      ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                          No     X
               ------                      ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.
                                                    ---

                                                              Total Pages: 5

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: July 30, 2004                           By: /s/ Paul Chambers
                                                  -----------------
                                                  Paul Chambers
                                                  Company Secretary

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Smith & Nephew plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc and Affiliates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
-------------------------------
State Street Nominees Ltd 42,200
Bank Of New York Nominees Ltd 210,700
Chase Nominees Ltd 1,320,697
BT Globenet Nominees Ltd 53,900
Midland Bank plc 344,000
Cade & Co 2,000
Bankers Trust 139,900
Barclays Bank 53,100
Nortrust Nominees 1,295,400
MSS Nominees Ltd 21,900
Deutsche Bank AG 1,800
Mellon Nominees (UK) Ltd 81,900
HSBC 7,700
Capital International Ltd:
--------------------------
State Street Nominees Ltd 117,000
Bank of New York Nominees 1,936,859
Northern Trust 377,200
Chase Nominees Ltd 1,038,328
Midland Bank plc 22,900
Bankers Trust 89,400
Morgan Guaranty 174,200
Nortrust Nominees 1,273,226
Royal Bank of Scotland 208,200
State Street Bank & Trust Co 138,000
Deutsche Bank AG 615,000
HSBC Bank plc 441,865
Mellon Bank NA 13,800

KAS UK 14,800
Bank One London 69,700
Capital International SA:
-------------------------
Chase Nominees Ltd 350,731
Midland Bank plc 4,100
State Street Bank & Trust Co 27,000
Lloyds Bank 13,600
Capital International Inc:
--------------------------
Nortrust Nominees 33,400
HSBC Bank plc 13,300
Capital Research and Management Company:
----------------------------------------
State Street Nominees Ltd 5,940,000
Chase Nominees Ltd 11,430,000

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares of 12 2/9p

10. Date of transaction

26 July 2004

11. Date company informed

28 July 2004

12. Total holding following this notification

27,917,806

13. Total percentage holding of issued class following this notification

2.984%

14. Any additional information



15. Name of contact and telephone number for queries

C Carpenter  020 7960 2316

16. Name and signature of authorised company official responsible for making this notification

C Carpenter

Date of notification

29 July 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.